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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 57)
                                (FINAL AMENDMENT)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 024456 10 5
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

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    This Amendment No. 57 is the final amendment to the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 1998 (the "Offer to Purchase"), the Supplement thereto, dated March 16, 1998 (the "First Supplement"), the Second Supplement thereto, dated March 24, 1998 (the "Second Supplement"), and the revised Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement or the Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   The information set forth in subsection (b) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On October 13, 1998, Parent, Purchaser and the Company entered into a settlement agreement (the "Settlement Agreement"), pursuant to which they have terminated the Merger Agreement.

   Pursuant to the Settlement Agreement, Parent and the Company have released each other from any claims relating to Parent's proposed acquisition of the Company and Parent has made a $400 million cash payment to the Company. In addition, Parent has agreed to withdraw any applications it has pending with insurance regulatory authorities in order to obtain control of the Company and to withdraw from any proceedings or hearings in connection with such applications. Parent has also agreed to refrain from taking any actions or making any statements intended to frustrate or delay any business combination between the Company and any other party.

   Pursuant to the Settlement Agreement and as a result of the termination of the Merger Agreement, Parent has also terminated the Offer.

   A copy of the Settlement Agreement is included as an exhibit hereto and is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SERURITIES.

   Item 7 is hereby amended and supplemented by incorporation herein by reference of the information set forth above under Item 3 (Past Contacts, Transactions or Negotiations with the Subject Company).

ITEM 10. ADDITIONAL INFORMATION.

   Item 10 is hereby amended and supplemented by the following information:

   On October 13, 1998, Parent announced that it had terminated the Offer. No Common Shares were purchased pursuant to the Offer and Parent has instructed the Depositary to return all Common Shares tendered to tendering shareholders.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended as follows:

   (a)(56) Text of Press Release issued by Parent and the Company on October 13, 1998.

   (c)(3) Settlement Agreement, dated of October 13, 1998, by and among the Company, Parent and Purchaser.

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                                 SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 1998                 CENDANT CORPORATION

                                        By: /s/ James E. Buckman
                                            Name: James E. Buckman
                                            Title: Senior Executive Vice
                                                   President and General Counsel


                                        SEASON ACQUISITION CORP.

                                        By: /s/ James E. Buckman
                                            Name: James E. Buckman
                                            Title: Executive Vice President












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                                EXHIBIT INDEX

   EXHIBIT
   NUMBER
   ------

   (a)(56) Text of Press Release issued by Parent and the Company on October 13, 1998.

   (c)(3) Settlement Agreement, dated of October 13, 1998, by and among the Company, Parent and Purchaser.











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